THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 25, 2009

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128

Dear Mr. Kluck:

      In response to your letter of comments dated August 18, 2009, please be advised as follows:

General

1.   The information requested has been provided.

Summary

2.  The information requested has been provided.

Risk Factors

3.  No revision has been provided.  The Company has decided to limit its activities to the Province of Quebec.  The Company is unaware of any risks inherent to placement services in Quebec.  We can not advise you “how” there are no related risks when there in fact are no risks.

Use of Proceeds

4.  The information requested has been provided.

Dilution

5.  The information requested has been provided.

Right to Reject Subscriptions

6.   The information requested has been provided.

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128
August 25, 2009
Page 2

Business

7.  The Company has decided to limit its operations to the Province of Quebec and limit its placement to accountants.

Competition

8.  Disclosure requested has been provided.

Regulations

9.  The disclosure requested has been provided.  As stated previously, the Company has decided not to conduct any operations in the U.S.

MD&A

10.  The Company lacks confidence in the Commission as evidenced by the comments 2, 3, 6, 10 and 15.  They appear to be for the purpose of delaying the Company’s plan of operation.  6 and 15 are particularly absurd.

Balance Sheet

11.  The balance sheet has been revised as requested.

Item 15

12.  The information requested has been disclosed.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Montreal Services Company